                                                                 Exhibit 12



                           Collins & Aikman Corporation
                Computation of Ratio of Earnings to Fixed Charges
                          (dollar amounts in thousands)


                                                                                                                     Six Months
                                                 Fiscal Year Ending January                                             Ended
                                              1991         1992         1993         1994         1995              July 29, 1995

Earnings:
  Income (loss) from continuing
    operations before income taxes          ($52,907)  ($  61,382)    ($48,497)    ($162,048)    $ 87,283             $  50,534
  Add:
    Interest expense-continuing operations   123,820      115,273      114,879       115,725       82,124                25,358
    Interest component of rental
    expense-continuing operations              5,310        5,018        6,318         6,406        6,688                 3,032
    Loss on sale of receivables                    -            -            -             -        7,616                 4,637
    Preferred stock dividends of subsidiary    4,515        4,515        4,514         4,533        2,258                     -
                                              80,738       63,424       77,214       (35,384)     185,969                83,561
Fixed Charges:
  Interest expense-continuing operations     123,820      115,273      114,879       115,725       82,124                25,358
  Interest expense-discontinued operations    33,493       26,188       23,389        19,334            -                     -
  Loss on sale of receivables                      -            -            -             -        7,616                 4,637
  Preferred stock dividends of subsidiary      4,515        4,515        4,514         4,533        2,258                     -
  Interest component of rental expense-
    continuing operations                      5,310        5,018        6,318         6,406        6,688                 3,032
  Interest component of rental expense-
    discontinued operations                   10,789        9,028        9,738         7,029          667                   430
                                             177,927      160,022      158,838       153,027       99,353                33,457

Fixed charges in excess of earnings        ($ 97,189)   ($ 96,598)   ($ 81,624)    ($188,411)
Ratio                                         (N/A)        (N/A)        (N/A)         (N/A)           1.9                   2.5


For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income (loss) from continuing operations before income taxes, plus fixed charges relating to continuing operations. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs), loss on sale of receivables, preferred stock dividends of subsidiaries and the portion of operating lease rental expense that is representative of the interest factor. Earnings were inadequate to cover fixed charges for the fiscal years ending January 1991 through 1994.